METALLA COMPLETES ACQUISITION OF
HOYLE POND EXTENSION ROYALTIES

FOR IMMEDIATE RELEASE	Toronto CSE: MTA
OTCQB: EXCFF
June 1, 2017	Frankfurt: X9CP

Toronto, Canada: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE:MTA) (OTCQB:EXCFF) (FRANKFURT:X9CP) is pleased to announce that it has closed the transaction with Matamec Explorations Inc. (“Matamec”) to acquire net smelter return (“NSR”) royalties on properties located in Timmins, Ontario. Details of the transaction were disclosed in the May 4th, 2017 press release.

The agreement was negotiated at arm’s length between Metalla and the Vendor. No brokerage or finder’s fees were paid in association with the acquisition.

Metalla Royalty & Streaming Ltd. is a precious metals royalty and streaming company engaged in the acquisition and management of precious metal royalties, streams, and similar production based interests.

On behalf of the Board of Directors:	For more information, please contact:
“Brett Heath”	Tel: 416-925-0090
President and Director	Email: info@metallaroyalty.com
Metalla Royalty & Streaming Ltd.	Website: www.metallaroyalty.com